Exhibit 1 First quarter 2020 Earnings webcast April 29, 2020Exhibit 1 First quarter 2020 Earnings webcast April 29, 2020

About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations. This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance of achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; uncertainties relating to future election results in Argentina and Mexico; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice. Other Information Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts. 2About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations. This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance of achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; uncertainties relating to future election results in Argentina and Mexico; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice. Other Information Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts. 2

Firm response to Covid-19

Safeguarding our people and ensuring business continuity with focus on balance sheet strength



Our People

- 75% of employees working from home
- Established Covid-19 health protocol
- Opened Covid-19 helpdesk for Q&A



Business Continuity

- Maintained essential oilfield production operations under strict HSE policies, including temperature checks
- Set-up 5 camps on strategic field locations to minimize travel to and from the field



Balance Sheet

- Stopped all drilling and completion activities
- Significantly scaled-down capital expenditure projects
- Reduced operating cost and general and administrative expenses



Vista is prepared

- ✓ Short capex cycle with flexible contracts
- ✓ Low investment commitments
- ✓ Low operating cost
- ✓ Low debt maturities in 2020

3

st 1 quarter 2020 key metrics Consolidated figures of Vista Oil & Gas S.A.B. de C.V. (1) Production 26.5 Mboe/d Single shale well reached Revenues 73 $MM 2,600 Lifting cost 9.9 $/boe y-o-y (5) boe/d (2) Adj. EBITDA 25 $MM Positively tested Cash at end of period 205 $MM 40 meters (3) Net debt 276 $MM frac spacing (4) Net leverage ratio 1.7x (1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations (2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments 4 (3) Net Debt: Current borrowings (99.0 $MM) + Non-current borrowings (481.4 $MM) – Cash and cash equivalents (205.3 $MM) = 276.2 $MM (4) Calculated using Vista's LTM Adj. EBITDA of 159.0 $MM (5) In a single day, of which 2,354 barrels are oilst 1 quarter 2020 key metrics Consolidated figures of Vista Oil & Gas S.A.B. de C.V. (1) Production 26.5 Mboe/d Single shale well reached Revenues 73 $MM 2,600 Lifting cost 9.9 $/boe y-o-y (5) boe/d (2) Adj. EBITDA 25 $MM Positively tested Cash at end of period 205 $MM 40 meters (3) Net debt 276 $MM frac spacing (4) Net leverage ratio 1.7x (1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations (2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments 4 (3) Net Debt: Current borrowings (99.0 $MM) + Non-current borrowings (481.4 $MM) – Cash and cash equivalents (205.3 $MM) = 276.2 $MM (4) Calculated using Vista's LTM Adj. EBITDA of 159.0 $MM (5) In a single day, of which 2,354 barrels are oil

Production

Y-o-y growth driven by shale oil ramp-up

Total production(1) Mboe/d | **Oil production** Mbbl/d | **Natural gas production** MMm3/d



+3%
25.7
0.7
25.0
30.0
7.0
23.0
26.5
5.9
20.6
Q1 2019
Q4 2019
Q1 2020
+13%
15.1
0.6
14.5
18.7
6.2
12.6
17.0
5.0
12.0
(11)%
1.59
0.01
1.57
1.69
0.13
1.55
1.41
0.14
1.27
Previous quarter - conventional
Previous quarter - shale
Q1 2020 - conventional
Q1 2020 - shale

Q1 2020 highlights

- Y-o-y production increase driven by our shale development
- Shale production from Bajada del Palo Oeste reached 11,500 boe/d in a single day, and has not peaked yet

Response to drop in demand

- Prompt response to continue producing the conventional assets
- Operated shale wells were shut-in on March 20th in light of lower demand forecasts, as Vaca Muerta has higher storage efficiency
- Floating storage hired for a total of 300,000 barrels starting May

(1) LPG production in Q1 2020 totaled 645 bbl/d, compared to 675 bbl/d in Q4 2019 and 623 bbl/d in Q1 2019

5

Revenues and pricing Production growth offset by lower realized prices Revenues Crude oil average price Natural gas average price $MM $/bbl $/MMBtu (24)% (22)% (41)% 56.7 3.7 96.4 93.7 48.1 43.0 73.3 2.2 2.2 Q1 2019 Q4 2019 Q1 2020 Q1 2019 Q4 2019 Q1 2020 Q1 2019 Q4 2019 Q1 2020 ▪ Mainly driven by a decrease of ▪ Average sales price was 55.7 ∼50% in industry segment prices $/bbl for January, 48.2 $/bbl for and ∼35% in the power February and 26.5 $/bbl for March generation segment prices ▪ In March, most of our sales made at international export parity formula were affected by lower Brent price 6Revenues and pricing Production growth offset by lower realized prices Revenues Crude oil average price Natural gas average price $MM $/bbl $/MMBtu (24)% (22)% (41)% 56.7 3.7 96.4 93.7 48.1 43.0 73.3 2.2 2.2 Q1 2019 Q4 2019 Q1 2020 Q1 2019 Q4 2019 Q1 2020 Q1 2019 Q4 2019 Q1 2020 ▪ Mainly driven by a decrease of ▪ Average sales price was 55.7 ∼50% in industry segment prices $/bbl for January, 48.2 $/bbl for and ∼35% in the power February and 26.5 $/bbl for March generation segment prices ▪ In March, most of our sales made at international export parity formula were affected by lower Brent price 6

Opex Stable q-o-q opex per boe despite lower production Total Opex Opex per boe $MM $/boe (18)% (14)% 12.0 27.8 9.9 25.7 9.3 23.8 Q1 2019 Q4 2019 Q1 2020 Q1 2019 Q4 2019 Q1 2020 ▪ Optimized field operations and absorbed fixed cost base with incremental shale production ramp-up ▪ Implemented cost-cutting measures by the end of Q1 2020 ▪ Reduced pulling activities during March as crude oil prices softened 7Opex Stable q-o-q opex per boe despite lower production Total Opex Opex per boe $MM $/boe (18)% (14)% 12.0 27.8 9.9 25.7 9.3 23.8 Q1 2019 Q4 2019 Q1 2020 Q1 2019 Q4 2019 Q1 2020 ▪ Optimized field operations and absorbed fixed cost base with incremental shale production ramp-up ▪ Implemented cost-cutting measures by the end of Q1 2020 ▪ Reduced pulling activities during March as crude oil prices softened 7

Adjusted EBITDA Cost reductions helped maintain margins vis-à-vis Q4 2019 (1) Adj. EBITDA Adj. EBITDA Margin $MM % (6)p.p. (32)% 40% 37.1 35.7 37% 34% 25.3 Q1 2019 Q4 2019 Q1 2020 Q1 2019 Q4 2019 Q1 2020 (1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments 8Adjusted EBITDA Cost reductions helped maintain margins vis-à-vis Q4 2019 (1) Adj. EBITDA Adj. EBITDA Margin $MM % (6)p.p. (32)% 40% 37.1 35.7 37% 34% 25.3 Q1 2019 Q4 2019 Q1 2020 Q1 2019 Q4 2019 Q1 2020 (1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments 8

Financial overview Solid cash position Q1 2020 cash flow $MM (1) (1) (2) Quarterly leverage ratios as of March 31, 2020 ✓ Cash preservation strategy adopted Financial debt 481.4 $MM ✓ Drilling and completion activity currently on stand-by (-) Cash and cash equivalents (205.3) $MM ✓ Investing activities driven by drilling and completion until Net Debt 276.2 $MM th March 20 (2) Net leverage ratio 1.7x (1) A payment of 17.0 $MM corresponding to Proceeds from other financial liabilities, net was reclassified from financing activities to investing activities in the graph (2) Calculated using Vista’s LTM Adj. EBITDA of 159.0 $MM 9Financial overview Solid cash position Q1 2020 cash flow $MM (1) (1) (2) Quarterly leverage ratios as of March 31, 2020 ✓ Cash preservation strategy adopted Financial debt 481.4 $MM ✓ Drilling and completion activity currently on stand-by (-) Cash and cash equivalents (205.3) $MM ✓ Investing activities driven by drilling and completion until Net Debt 276.2 $MM th March 20 (2) Net leverage ratio 1.7x (1) A payment of 17.0 $MM corresponding to Proceeds from other financial liabilities, net was reclassified from financing activities to investing activities in the graph (2) Calculated using Vista’s LTM Adj. EBITDA of 159.0 $MM 9

Vaca Muerta development Third pad shows further improvement in production performance, lowering development cost Individual well performance against type curve Tested higher density fracs (1) Mboe/d Cumulative boe/stage 2.8 800 Second pad 2063 2063 700 2.4 First pad 2064 600 On average, production from 2062 2.0 2061 our first 8 wells is 26% above 2061 type curve after 250 days 500 1.6 400 2062 1.2 2064 300 0.8 200 0.4 100 0.0 0 0 40 80 120 160 200 240 280 320 360 400 0 5 10 15 20 25 30 35 40 Bajada del Palo Oeste shale production Third pad wells vs. previous pads Mboe/d Oil Gas Third pad Shut in First Second 13.5 Well name production on (2) (2) pad pad 2061 2062 2063 2064 12.0 March 20th 10.5 Lateral length 9.0 2,550 2,117 2,723 2,624 3,025 1,427 (meters) 7.5 6.0 Frac spacing 75 60 60 60 60 40 4.5 (meters) 3.0 1.5 Total frac 34 36 46 44 51 36 0.0 stages Mar-19 Apr-19 Jun-19 Jul-19 Sep-19 Nov-19 Dec-19 Feb-20 (1) Normalized to cumulative production per stage by dividing the total cumulative production of each day by the number of stages; the information shown for the first and second pads corresponds to the average cumulative production per stage of the four wells 10 (2) Average of the 4 wellsVaca Muerta development Third pad shows further improvement in production performance, lowering development cost Individual well performance against type curve Tested higher density fracs (1) Mboe/d Cumulative boe/stage 2.8 800 Second pad 2063 2063 700 2.4 First pad 2064 600 On average, production from 2062 2.0 2061 our first 8 wells is 26% above 2061 type curve after 250 days 500 1.6 400 2062 1.2 2064 300 0.8 200 0.4 100 0.0 0 0 40 80 120 160 200 240 280 320 360 400 0 5 10 15 20 25 30 35 40 Bajada del Palo Oeste shale production Third pad wells vs. previous pads Mboe/d Oil Gas Third pad Shut in First Second 13.5 Well name production on (2) (2) pad pad 2061 2062 2063 2064 12.0 March 20th 10.5 Lateral length 9.0 2,550 2,117 2,723 2,624 3,025 1,427 (meters) 7.5 6.0 Frac spacing 75 60 60 60 60 40 4.5 (meters) 3.0 1.5 Total frac 34 36 46 44 51 36 0.0 stages Mar-19 Apr-19 Jun-19 Jul-19 Sep-19 Nov-19 Dec-19 Feb-20 (1) Normalized to cumulative production per stage by dividing the total cumulative production of each day by the number of stages; the information shown for the first and second pads corresponds to the average cumulative production per stage of the four wells 10 (2) Average of the 4 wells

Re-thinking 2020

Adjusting our plan in response to current landscape

VISTA OIL&GAS



In light of the current situation, we are withdrawing our 2020 guidance

Cash preservation

- Capex reductions of 50% to 65%
- Total Opex and G&A savings of ~20%, looking to stabilize opex per barrel around 10 $/boe to 11 $/boe in a lower production environment
- Our solid cash position of +200 $MM leaves us with enough liquidity to either re-start drilling and completion activity in the short term or remain on hold until the conditions to ramp up activity again are in place

Value protection

- Capex and cost savings will make our operation leaner and fitter for the future
- We continue to lower the development cost of our Vaca Muerta acreage
- Reinforced our teamwork and unique culture to keep producing outstanding operational results even during critical periods

Key tactical decisions

- With lower demand forecasts for Q2, we shut-in our shale oil wells on March 20th to keep producing our conventional assets
- Secured floating storage at very competitive rates for our expected May production volumes
- Actively working on intended exports of light crude oil in Q2
- Will evaluate to reopen shale oil wells and evaluate the drilling & completion of 4 additional ones, if the right demand and price conditions are in place during the second half of 2020

Closing remarks Implemented a health protocol and business continuity plan in response to Covid-19 outbreak, prioritizing employee wellbeing Low operating cost and solid financial position allow us to cope with low demand environment and restart capex activity when the right conditions are in place Outstanding productivity of wells in Bajada del Palo Oeste continue to prove the value of our asset and support our low development cost strategy 12Closing remarks Implemented a health protocol and business continuity plan in response to Covid-19 outbreak, prioritizing employee wellbeing Low operating cost and solid financial position allow us to cope with low demand environment and restart capex activity when the right conditions are in place Outstanding productivity of wells in Bajada del Palo Oeste continue to prove the value of our asset and support our low development cost strategy 12

Thanks! Q&AThanks! Q&A